SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

Amendment No. 8
to
SCHEDULE 14D-9
(RULE 14d-101)
_____________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_____________

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

_____________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

_____________

WITH COPIES TO:

Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008, as amended, by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

     The information set forth in Item 8 is hereby amended and supplemented by adding the following at the end thereof:

     “(j) Subsequent Offering Period

     “The initial period of the Offer expired at 5:00 p.m., New York City time, on Thursday, March 6, 2008. According to the depositary for the Offer, approximately 69.1 million Shares were tendered pursuant to the Offer and not withdrawn (approximately 4.4 million of which were presented pursuant to notices of guaranteed delivery), representing approximately 92.9% of the outstanding Shares. Offeror has accepted for payment all Shares that were validly tendered and not withdrawn on or prior to the expiration of the Offer.

     “Offeror has elected to provide a five business day “subsequent offering period” for the Offer, under which holders of Shares who have not previously tendered their Shares may tender their Shares until 5:00 p.m. (New York City time) on March 13, 2008. Holders of Shares who have not already tendered their Shares may do so at any time before the expiration of the subsequent offering period. All Shares validly tendered during the subsequent offering period will be immediately accepted and payment of $66.00 per Share, without interest and subject to any applicable withholding of taxes, will be made promptly after acceptance in accordance with the terms of the Offer. This amount is the same consideration that Offeror will pay for Shares tendered into the Offer, as extended, which expired on March 6, 2008. No Shares tendered into the subsequent offering period may be withdrawn after having been tendered.

     “On March 7, 2008, Royal Philips issued a press release relating to the subsequent offering period. A copy of the press release is filed as Exhibit (a)(13) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No. (a)(13)

Description

Press Release, issued by Royal Philips, dated March 7, 2008 (incorporated herein by reference to Exhibit (a)(2)(H) of Amendment No. 8 to Schedule TO filed with the SEC by Offeror on March 7, 2008).

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 8 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.
By:	/s/ Steven P. Fulton
Name:	Steven P. Fulton
Title:	Vice President and General Counsel
Dated:	March 7, 2008